                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of January, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an unofficial translation of the Company's immediate report submitted to the Israeli
Securities Authority relating to the terms of office of its new Chief Executive
Officer, Mr. Amit Meridor.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TEFRON LTD.
                                        (Registrant)

                                        By: /s/ Eran Rotem
                                        ------------------
                                        Name: Eran Rotem
                                        Title: Chief Financial Officer

                                        By: /s/ Hanoch Zlotnik
                                        ----------------------
                                        Name: Hanoch Zlotnik
                                        Title: Treasurer

Date: January 27, 2010

                            [UNOFFICIAL TRANSLATION]

                                   TEFRON LTD.

                                 ("THE COMPANY")

                                                                JANUARY 24, 2010

DEAR SIR OR MADAM,

                      RE: EMPLOYMENT TERMS OF COMPANY'S CEO

We hereby announce the Company's engagement in an Employment Agreement with the
Company's CEO, Mr. Amit Meridor, commencing from January 21, 2010 (hereinafter:
"THE EMPLOYMENT AGREEMENT" or "THE AGREEMENT"), following the approval of the
Company's audit committee and board of directors.

     1.   DESCRIPTION SUMMARY OF THE MAIN ASPECTS OF THE EMPLOYMENT AGREEMENT

          Below are the particulars concerning the main aspects of the CEO's
          Employment Agreement:

          1.1  NATURE OF SERVICES

               Under the terms of the Agreement, Mr. Amit Meridor shall act as the Company's CEO on a full-time basis and shall be subject to the Company's board of directors (hereinafter: "THE OFFICER").

          1.2  TERM OF AGREEMENT AND TERMINATION OF AGREEMENT

               1.2.1 The Employment Agreement with the CEO shall enter into force on January 21, 2010 and the term shall be for an
                    unspecified period.

               1.2.2 Each of the parties shall be entitled, at its exclusive discretion, to terminate the Agreement, subject to giving
                    ninety (90) days' notice in writing. Notwithstanding the
                    aforesaid, in the event that the Company is the party
                    notifying the CEO of the termination of the Agreement or
                    where the CEO announces the termination of the Agreement due to a reason (as such term is defined in the Agreement), the
                    CEO shall be entitled to give two hundred and seventy (270)
                    days' notice in writing. The Company shall be entitled to
                    waive the CEO's services during the notice period, in whole or in part, provided that it shall continue to bear all the costs to which the CEO would have been entitled during the notice period (or the remainder thereof) under the
                    Agreement.

               1.2.3 Notwithstanding the provisions of sections 1.2.1 and 1.2.2, the Agreement specifies several reasons, whereby upon the
                    occurrence of one such reason the Company shall be entitled to terminate the Agreement immediately without being
                    required to give notice or any financial consideration in
                    respect of failure to give notice.

          1.3  PARTICULARS OF THE REMUNERATION COMPONENTS

               1.3.1 MONTHLY SALARY - the CEO's (gross) monthly salary shall be
                    NIS 80,000 and shall be linked to the increase in the
                    consumer price index rate commencing from January 1, 2010
                    (hereinafter: "THE TOTAL SALARY").

               1.3.2 ANNUAL BONUS - once a year the Company's Board shall fix the amount of the annual bonus to be paid to the CEO, which bonus shall not exceed six monthly salaries, pursuant to the extent to which the CEO has complied with the targets
                    determined for him by the Board based on the company's
                    achievements and the CEO's contribution to the Company's
                    said achievements. As of the date of this report, the
                    Company's board of directors has yet to determine such
                    targets.

               1.3.3 OPTIONS - the Company shall take steps to allocate 100,000 options to the CEO, which shall be exercisable into no more than 100,000 ordinary Company shares par value 10 NIS each
                    (hereinafter: "THE OPTIONS"), constituting 4.7% of the
                    Company's issued and paid-up share capital as of January 20,
                    2010 (4.3% on a fully-diluted basis).The share allocation
                    shall be effected pursuant to the Company's 1997 Share
                    Option Plan , as amended in January 2003 (hereinafter: "THE
                    PLAN"), and to the following conditions:

                    a.   The exercise price for each option deed has been fixed
                         at $3.8 (hereinafter: "the Exercise Price"). The said
                         price has been fixed on the basis of the exercise price
                         within the framework of the Rights Offering, which the
                         Company intends to publish, as was reported within the
                         framework of the Company's immediate report dated
                         January 18, 2010 (reference number: 2010-01-357285).

                    b.   The vesting period shall be 3 years, whereby in each
                         year commencing from the granting date 1/3 of the total
                         amount of Options granted to the CEO shall vest.

                    c.   The Options shall be exercisable until ten (10) years
                         have elapsed from the allotment date, subject to the
                         provisions of the Plan pertaining to the case of
                         termination of the relationship between the Company and
                         the CEO.

                    d.   The fair value of the Options (based on the Black &
                         Scholes model) is approximately $1.2 per option, and
                         approximately $120,000 in total. The calculation is
                         based on the following data: 2.63% risk-free interest,
                         which reflects the interest on US debentures for a
                         corresponding period for the duration of the options'
                         contractual life. 53.2% standard deviation of the
                         Company's shares in a corresponding period for the
                         duration of the options' contractual life. 7%
                         forfeiture rate, based on the Company's past
                         experience.

                    e.   The actual share allotment is subject to publication of
                         an appropriate allotment report, pursuant to any law
                         and the stock exchange's approval for the registration
                         for trading of the shares to be derived from the
                         exercise of the options.

               1.3.4 ADDITIONAL CONDITIONS - the CEO shall be entitled to the following additional conditions: (a) sick days under any
                    law; (b) annual vacation consisting of 23 (twenty-three)
                    working days; (c) allowances at the Company's expense for a directors' insurance policy at the rate of 13.33% of the
                    gross salary; (d) allowances at the Company's expense for
                    loss of work capacity insurance in the amount of 2.5% of the gross salary; (e) allowances to a study fund at the rate of
                    7.5% of the gross salary; (f) convalescence pay pursuant to the Company's policy, which shall not be less than the
                    amount required by law; (g) level 6 car. The CEO shall be
                    entitled to receive payment from the Company against
                    presentation of receipts in respect of reasonable costs
                    connected to the use and maintenance of the car, including the cost of repairs, maintenance, licensing, insurance, gas and parking. The CEO shall only bear the tax payments to be imposed on him in respect of the value of using the car (the
                    Company shall bear the tax payments in respect of
                    reimbursement of the aforementioned costs); (h)
                    reimbursement of direct costs of the CEO in connection with his task against receipts and pursuant to the Company's
                    policy with regard to the reimbursement of costs; (i)
                    cellular phone.

               1.3.5 INSURANCE, INDEMNIFICATION AND EXEMPTION - the CEO shall be entitled to the insurance and indemnification standard among officeholders in the Company.

               The total amount of the CEO's annual employment costs (not including options) shall amount to approximately NIS 1.3 million.

          1.4  MAINTENANCE OF SECRECY AND NON-COMPETITION

               1.4.1 The CEO undertakes not to disclose, transfer and/or make any use whatsoever of the Company's information, as such
                    term as defined in the Agreement, other than pursuant to the instructions of the Company and in the Company's ordinary
                    course of business.

                    The CEO undertakes to observe secrecy with respect to
                    information regarding inventions, designs, developments,
                    improvements, and/or ideas developed or acquired by him
                    during the period in which he had a relationship with the
                    Company. The CEO further acknowledges that all inventions
                    developed or acquired by him during the period in which he had a relationship with the Company shall be the Company's exclusive property, and the CEO does not and shall not have any rights whatsoever therein.

                    The obligations specified in this section 1.4.1 above shall remain in force for an unlimited period, subject to any law.

               1.4.2 The CEO has undertaken that during the term of the
                    Agreement and also for a period of one year from the date of cancellation or termination of the Agreement, as the case
                    may be (hereinafter: "THE NON-COMPETITION PERIOD"), he shall neither compete with the Company nor put himself in a
                    position where he has interests in an entity competing with the Company. In addition, and without detracting from the
                    generality of the aforesaid, the CEO has undertaken during the Non-competition Period not to work, be involved in
                    and/or provide advice, as an employee or self-employed
                    person, for payment or without payment, in a manner which
                    shall constitute competition with the Company.

     2.   METHOD OF FIXING REMUNERATION

          The terms of the Employment Agreement have been determined in negotiations between the Company and the CEO and were approved by the
          Company's audit committee and board of directors, see section 4 below.

     3.   THE ORGANS WHICH HAVE APPROVED THE REMUNERATION AND DATES OF APPROVAL

          The Employment Agreement was approved at a meeting of the Company's board of directors on January 17, 2010, following the recommendation of the Company's audit committee on January 17, 2010.

     4.   THE INFORMATION PRESENTED TO THE ORGANS WHICH APPROVED THE ENGAGEMENT
          IN THE EMPLOYMENT AGREEMENT

          The Company's audit committee and board of directors' approval of the
          CEO's employment terms was based on the previous CEO's employment terms. The audit committee and Board were not presented with comparative data on the employment terms of CEO's in similar companies and they approved the engagement with the Company's CEO on the basis of their business experience.

     5.   GROUNDS FOR THE AMOUNT OF THE REMUNERATION AND THE MANNER IN WHICH IT
          WAS FIXED

          Below are the main grounds for the audit committee and Board's approval of the engagement with the Company's CEO.

          5.1  The difficulties which the Company is encountering necessitated the urgent appointment of a CEO. The Company's audit committee and board of directors were of the opinion that the chosen CEO has the proven experience, know-how, talents and proven
               management abilities in the areas relevant to Company's
               operations, in general, as well as the experience and expertise in the textile industry, international marketing and operations, in particular.

          5.2  The terms of the Agreement are fair, acceptable and reasonable in the circumstances of the case, INTER ALIA, having regard to the challenges and goals facing the Company and in the estimation of the Company's audit committee and board of directors, they constitute an appropriate incentive for the CEO to take steps to maximize the Company's profits and attain its goals, to be determined by the Company's board of directors from time to time.

          5.3  The CEO's employment terms have been agreed on the basis of the outgoing CEO's employment terms. The CEO's monthly salary is of a similar scope to the previous CEO's monthly salary. The amount of
               Options to be allotted to the CEO reflects a bonus of
               approximately $120,000. These differences reflect the Company's policy to maintain a reasonable cost volume, whilst determining fair incentive mechanisms for the attainment of its goals.

          5.4  The amount of Options to be allotted to the CEO is reasonable in the circumstances of the case. The grant of the Options to the
               CEO will increase the CEO's proprietary interest in the Company's success and in the results of its business operations and will also constitute an incentive for the CEO to bring about an improvement in the Company's condition. The vesting period for the Options has been fixed at three (3) years from the dates of their allotment in order to ensure continuity in the Company's management and to create the motivation for continuous and not merely short-term success.

               The Exercise Price has been fixed on the basis of the exercise price within the framework of the Rights Offering, which the
               Company intends to publish, see section 1.3.3(a) above, and is less than the closing rate of an ordinary share of the Company on the Tel Aviv Stock Exchange and on the OTC Bulletin Board
               (hereinafter: "OTCBB") prior to the date on which the Board approved(1) the CEO's employment terms.

          5.5  In light of all the aforesaid, the Company's audit committee and
               Board were of the opinion that the CEO's employment terms are reasonable in the circumstances of the case and that the
               engagement is in the interests of the Company. There were no opponents on the Board to the approval of the CEO's Employment
               Agreement.

                                                             Respectfully yours,

                                                             Tefron Ltd.

-------------------------

          (1)  The price of the Company's ordinary share on January 17, 2007
               (the date on which the Company's audit committee and board of directors adopted resolutions concerning approval of the CEO's employment terms) was NIS 15.46. The said closing rate is
               approximately 10.50% higher than the Exercise Price (whereby for the purpose of this calculation the share price in NIS (NIS
               15.46) was converted into dollars based on the representative rate of the US dollar against the NIS on January 17, 2010, i.e.,
               3.682 NIS to the US dollar).

               The closing rate for the Company's ordinary share on the OTCBB on
               January 15, 2010 (the last trading day on the OTCBB before the date on which the audit committee and the Board adopted
               resolutions concerning approval of the CEO's employment terms)
               was $4.00. The said closing rate is approximately 5.26% higher than the Exercise Price.